Exhibit 1

FOR IMMEDIATE RELEASE	05 November 2012

WPP PLC (“WPP”)

GroupM agrees to acquire a majority stake in Netbooster Asia, a leading digital marketing agency in the Philippines and Indonesia

WPP announces that its wholly owned operating company, GroupM, WPP’s global media investment management arm, has agreed to acquire a majority stake in NB Agency Asia Holding Limited (“Netbooster Asia”), the Hong Kong holding company of digital marketing agencies in the Philippines and Indonesia, subject to regulatory approval.

Founded in 2007 and based in Manila and Jakarta, Netbooster Asia is a digital marketing agency offering media, production and creative services. The agency employs around 110 people and clients include Unilever, L’Oreal, Del Monte, Globe, BDO, Wyeth and Intel. This acquisition will see Netbooster rebrand in the Philippines as Movent. In Indonesia, the agency will be consolidated into GroupM’s digital offering.

Netbooster Asia’s unaudited revenues for the year ended 31 December 2011 were approximately US$2.4 million, with gross assets at the same date of approximately US$2.4 million.

This investment will be a further step towards WPP’s declared goal of developing its businesses in the fast growing economies of Asia Pacific, as well as Latin America, Africa and the Middle East, Central and Eastern Europe. Collectively, the Group, including associates, employs more than 46,000 people in the Asia Pacific region, generating revenues of $4.7 billion. In the Philippines, the Group, including associates, employs approximately 1,000 people with revenues of over $70 million. In Indonesia, the Group, including associates, employs 1,300 people with revenues of over $80 million.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204